Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Vacasa Well Positioned To Continue Impressive Growth

Seeking Alpha

By Acutel

November 11, 2021

Summary

•	The vacation rental industry is one of the hottest parts of the real estate market now, driven by tech enabled platforms that have improved the booking experience for guests.

•	The supply side of the market, however, faces challenges and many homeowners experience challenges managing their properties.

•	Vacasa, one of the leading vacation rental property management firms, offers a tech-enabled solution that provides value for homeowners while connecting guests to more than 400 destinations in North America.

•	It manages over 30,000 units, with nights sold through its platform having grown close to 3x over the past two years to 1.4 million in Q2. The company plans to step up investments in its platform with proceeds from its SPAC transaction, which is expected to deliver gross cash proceeds of $485 million.

•	With a record Q2 that saw revenue grow 247% y/y to $248 million, Vacasa is an exciting growth play with many years of growth ahead in an industry with all the right tailwinds.

    imaginima/E+ via Getty Images

Although demand for vacation rentals was already robust before the Covid-19 outbreak, it has skyrocketed even further as a result of the pandemic. 2021 has been a big year for the industry due to pent up demand for travel and consumers’ shifting preference toward vacation rentals over hotels. Platforms such as Airbnb (ABNB) and Expedia (EXPE) owned Vrbo that leverage digital technology to connect guests with vacation rentals have been major beneficiaries of this trend.

Tellingly, ABNB’s recently released Q3 financial results were its best yet -- 36% year-on-year growth in revenue to a record $2.2 billion and a 4x year-on-year leap in net income to $834 million. In the same vein, Jeff Hurst, COO of Expedia brands and formerly president of Vrbo in Q1 told CNN Business that Vrbo was having the most successful start to a year in the US for 25 years. Wedbush analyst James Hardiman, in a note explaining how Vrbo strengthens EXPE’s bull case, described the vacation rental space as the “hottest part of the market right now” – in relation to the real estate market.

The challenge and opportunity in the Supply side

While platforms like Airbnb and Vrbo have grown exponentially by significantly improving the booking experience for guests, things have not been so rosy for homeowners and property managers on the supply side of the equation.

To be sure, some hosts have benefited from online booking platforms owing to factors such as excellent location, superior guest experience and competitive pricing. However, there are many homeowners who have discovered that owning a vacation property isn’t all sunshine and rainbows. A listing on Airbnb is just the beginning of the journey. Converting the listing into a booking, managing the guest’s stay, and ensuring the property remains in good condition can be a daunting task. There is a lot of complexity in managing a vacation rental that many homeowners aren’t typically prepared for. This includes tasks such as getting relevant government permits, pricing and marketing the property, housekeeping, repairs and maintenance among others.

Beyond listing, booking, payment, demand generation, and search and discovery, existing vacation rental technology platforms offer limited support to homeowners.

There is a real opportunity for companies that offer differentiated and tech-enabled property management support to homeowners while still providing access to guests through online booking. Investors that identify companies that provide this benefit could benefit immensely given the unmet demand.

Vacasa uniquely positioned

One such company that has come under our radar is Vacasa. The company, which operates a vacation rental management platform, is set to go public in Q4 2021 at an estimated valuation of $4.5 billion through a deal with SPAC TPG Pace Solutions (TPGS) and will be listed on the Nasdaq under the ticker symbol VCSA.

Vacasa is reimaging the vacation rental experience through a technology platform that provides an end-to-end service for homeowners, guests and distribution partners such as Airbnb and Vrbo.

Vacasa manages more than 30,000 vacation rental units across more than 400 destinations in North America, Belize and Costa Rica and enjoys supply exclusivity with the homeowners. This means it has exclusive access to the home and the calendar, which is a huge selling point for homeowners who struggle with the complex dynamics of owning a vacation rental such as managing the property and optimizing the guest experience.

“We handle the complexity on behalf of Homeowners,” said Matt Roberts, Vacasa CEO, in an interview with this author. “If they want to rent out their property, they literally just use our application to book the available nights and we take care of absolutely everything else. If there's a problem we handle it, we take care of all the marketing, home setup and distribution. We also make sure that we do inspections, maintenance and provide 24/7 support for the guests,”

Vacasa’s model has obvious benefits beyond allowing homeowners to make the best of their property. Because of the scale and standardization that comes with a professionally managed portfolio of more than 30,000 units, the company is able to offer consistently good guest experiences. This naturally translates to better ratings and more bookings.

Nights sold (Quarterly)

Nights Sold
(thousands)
1,600
1,400
1,200
1,000
800
600
400
200
$0
407
487
644
514
739
449
1,113
704
824
1,407
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21

   Vacasa has grown number of nights sold close to three fold in two years; source: Investor Presentation

   Gross booking value for Q2 2021 surpassed $500 million, close to 5 times Q1 2018: Source: investor presentation

During Q2 2021, Vacasa’s Gross Booking Value reached $514 million in the second quarter, up 247% year-over-year and above the target of $478 million. As a result, revenue reached $ 238 million in the second quarter, up 185% year-over-year and above the target of $220 million. Second quarter 2021 Adjusted EBITDA was positive $ 6 million compared to negative $6 million in the second quarter of 2020 and to the target of negative $7 million.

Trusted brand

Roberts attributes Vacasa’s strong growth trajectory to the fact that it has built a trusted brand across all its stakeholder touchpoints. “We enable homeowners to derive value from their properties while enjoying a frictionless experience. We also enable guests to get quality and consistency while providing our distribution partners with quality inventory as the largest provider of professionally managed inventory,” he noted.

Vacasa distributes via partners such as Booking.com (NASDAQ:BKNG), Airbnb, Vrbo among others. It also allows guests to book directly through its website and app. As of March, 65% of bookings to its portfolio of managed rentals came from distribution partners while 35% was direct. Of note, is that visits to the app and website for direct booking has increased ~4x since Q4 2018, underlining the strong brand it has built and the fact that it has differentiated itself in the mind of the consumer.

Compelling direct booking site

LTM Vacasa.com and mobile app visits[1]

37M
~4x
increase since
Q4'18
9M
Q4'18
Q1'21

    Visits to Vacasa’s direct booking channels increased ~4x since Q4 2018; source: investor presentation

The company estimates that homeowners can earn an average of 20%+ more when they switch to Vacasa from other professional property managers. Continued strong supply of inventory should position the company for sustained growth and strengthen its already formidable competitive edge in the market.

Solid investor base and attractive valuation

Vacasa is an exciting growth play in an industry with all the right tailwinds. Its business model has proven to be a winner and its reliance on technology to deliver a differentiated experience for homeowners, guests and its distribution partners makes its market share defensible. The company further plans to step up investments in technology with proceeds from the SPAC transaction, which is expected to deliver gross cash proceeds of $485 million.

The company also has a solid investor base that has been strengthened by TPG. TPG has taken 56 companies public since 2011, the most of any sponsor. TPG Pace raised its first SPAC in 2015, and has completed 7 SPAC IPOs to date. It’s a top consumer internet investor with a track record of investing in internet companies and new economy travel and leisure business. “Beyond the capital raise, the business combination made sense to us because our partner brings on board deep industry expertise and connections that will add value,” said Roberts.

Based on the transaction, Vacasa has an attractive valuation of EV/ 22E Revenue 3.7x and EV/ 23E Revenue 2.9x. There appears to be significant room for appreciation in its stock, given the fast growth, strong prospects of the underlying business and the continued growth of the broader vacation rentals industry. This is a company worth watching..

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). In connection with the proposed transaction, Vacasa, Inc. (“NewCo”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which has become effective. TPG Pace Solutions urges investors, shareholders and other interested persons to read the definitive proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. Shareholders will be able to obtain a copy of the definitive proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The definitive proxy statement/prospectus can also be obtained without charge at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021, and the definitive proxy statement/prospectus relating to the business combination, which was filed with the SEC on November 10, 2021, and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the definitive proxy statement/prospectus relating to the business combination. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions and NewCo.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ and Vacasa’s expectations and projections can be found in TPG Pace Solutions’ and NewCo’s periodic filings with the SEC and in the definitive proxy statement/prospectus. TPG Pace Solutions’ and NewCo’s SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPG Pace Solutions with the SEC on August 3, 2021.